Exhibit 99.54
PRESS RELEASE

CRESCENT POINT ENERGY CONFIRMS
NOVEMBER 2013 DIVIDEND

November 15, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) confirms that the cash dividend to be paid on December 16, 2013 in respect of November 2013 production, for shareholders of record on November 30, 2013 will be $0.23 per share.

These dividends are designated as “eligible dividends” for Canadian income tax purposes.

Crescent Point Energy Corp. is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll-free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111 - 5th Avenue S.W.
Calgary, AB., T2P 3Y6